SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934

For the month of June, 2013

(Commission File No. 1-15250)

Banco Bradesco S.A.

(Exact name of registrant as specified in its charter)

Bank Bradesco

(Translation of registrant’s name in English)

Cidade de Deus, Vila Yara
06029-900  Osasco, SP,

Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F__

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes            No  X

Cidade de Deus, Osasco, SP, June 27, 2013

Securities and Exchange Commission

Office of International Corporate Finance

Division of Corporate Finance

Washington, DC

Ref.: Intermediary Interest on Shareholders’ Equity

Dear Sirs,

The Board of Directors of Banco Bradesco S.A., in a meeting held today, approved the Board of Executive Officer’s proposal for the payment to the Company’s shareholders of Intermediary Interest on Shareholders’ Equity related to the first half 2013, in the total amount of R$830 million, consisting of R$0.188253558 per common share and  R$0.207078914 per preferred share.

The shareholders registered in the Company’s Books on this date shall be benefited. The Company’s shares will be traded “ex-right” on Intermediary Interest from June 28, 2013 on.

The payment will be made on July 18, 2013 in the net amount of R$0.160015524  per common share and R$0.176017077 per preferred share, already net of Withholding Income Tax of 15% (fifteen percent), except for corporate shareholders who are exempt from the referred tax and shall receive the declared amount, as follows:

•      to shareholders whose shares are deposited at the Company and that keep their register and banking data updated, by means of credit in the current accounts in a Financial Institution they indicate. Those who do not have such data updated must present themselves at a Bradesco Branch on their preference bearing their CPF (Individual Taxpayer’s ID), RG (Identification Document) and proof of residence (utility bill) for record updating and receiving the respective amounts to which they are entitled;

•      to shareholders whose shares are deposited at the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange), by means of Institutions and/or Brokerage Houses which keep their shareholding position in custody.

The Intermediary Interest, net of Withholding Income Tax, approved:

1)        represent, approximately, 10 times the amount of the interest on shareholders’ equity  monthly paid;

2)        will be computed in the calculation of mandatory dividends of the fiscal year, as provided in the Company’s bylaws.

Cordially,

Banco Bradesco S.A.

Moacir Nachbar Junior

Executive Deputy Officer

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date:   June 27, 2013

By:

Name: Moacir Nachbar Junior

Title:   Executive Deputy Officer